Mail Stop 4561

August 14, 2008

VIA USMAIL and FAX (212) 593 - 5769

Mr. Robert L. Levy
Chief Financial Officer
American Mortgage Acceptance Company
625 Madison Avenue
New York, New York 10022

> **Re:** **American Mortgage Acceptance Company**
> **Form 10-K as of December 31, 2007**
> **Filed on 3/31/2008**
> **File No. 001-14583**

Dear Mr. Robert L. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Liquidity and Capital Resources, pages 24 - 27

1.   We note that you have failed to meet certain covenant compliance requirements on your related party line of credit. Please discuss the steps that you intend to take to cure, obtain a waiver of or otherwise address the noncompliance and the

likely impact of the default on financial condition or operating performance. Additionally, tell us what consideration you have given to discussing this information in your MD&A.

2. Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc. Additionally, tell us what consideration you have given to discussing this information in your MD&A.

Financial Statements and Notes

Note 3 – Investments In Mortgage Loans Receivable, Net, pages 46 – 52

3. Tell us how you have complied with the disclosure requirements outlined in paragraphs 20 and 20A of SFAS 114.

Note 10 – CDO Notes Payable, page 55

4. We note from the information on page 8 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached. Please tell us what the company's accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation. Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.

Note 11 – Repurchase Facilities, page 56

5. Tell us and consider disclosing in future filings the maximum amounts that can be borrowed under each outstanding repurchase facility. Please also make conforming changes to your liquidity discussion within your MD&A.

Exhibits

6.   Please tell us why you did not file the termination agreement with Citigroup as an exhibit to the Form 10-K.

Signatures

7.   We note that Mr. Duggins and Mr. Levy signed for the registrant. We also note that Mr. Duggins signed in his individual capacity as a managing trustee but not as the Chief Executive Officer. Similarly, we note that Mr. Levy did not sign in his individual capacity as Chief Financial Officer. Please ensure that the signatures on future filings conform to the requirements of Instruction D to Form 10-K.

Certifications

8.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include replacing the word "report" with "annual report" in paragraphs 2, 3, and 4A and omitting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4D.   Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

DEF 14A FILED ON APRIL 24, 2008

Compensation Discussion and Analysis, page 11

9.   We note your disclosure that options were not granted in 2007 or in previous years to your named executive officers. However, on page 14, you disclose that Mr. Levy holds 15,000 share options. Please advise whether these options were granted to Mr. Levy pursuant to the Share Option Plan and if so, when these options were granted.

*   *   *   *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551–3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief